SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)

EuroWeb International Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

298801408

(CUSIP Number)

Michiel Roovers

Koninklijke KPN N.V.

Maanplein 55

2516 CK, The Hague

The Netherlands

+31 70 446 1161

COPY TO:

Eric S. Shube, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

+1-212-610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

This Statement relates to the Schedule 13D, dated February 24, 2000, with respect to the common stock, par value $.001 per share, of EuroWeb International Corp., a Delaware corporation (EuroWeb), as amended by amendments to the Schedule 13D dated February 20, 2002, March 4, 2002, March 12, 2002, March 20, 2002, March 28, 2002, April 4, 2002, April 5, 2002, April 23, 2002, August 5, 2003, September 23, 2003, October 3, 2003, April 19, 2004, January 31, 2005, February 2, 2005 and May 1, 2006 filed on behalf of Koninklijke KPN N.V. (KPN), a company incorporated under the laws of the Netherlands, and KPN Telecom B.V. (KPN Telecom), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN.

Item 4 is hereby amended by adding the following:

ITEM 4. PURPOSE OF TRANSACTION

KPN Telecom and CORCYRA d.o.o. (CORCYRA) have entered into a second amendment (the Second Amended Purchase Agreement) dated as of December 1, 2006 to the Stock Purchase Agreement (the Purchase Agreement) dated as of January 28, 2005, by and between KPN Telecom and CORCYRA, as previously amended by Amendment No. 1 dated April 28, 2006, pursuant to which KPN Telecom and CORCYRA have amended the terms upon which CORCYRA has agreed to purchase and KPN Telecom has agreed to sell KPN Telecom’s remaining 1,601,405 shares of common stock of EuroWeb.

Pursuant to the Second Amended Purchase Agreement, on December 1, 2006 (the Second Special Payment Date), CORCYRA agreed to pay for 781,006 shares (the Second Special Purchase Shares) of EuroWeb common stock for US$3,000,000 (including accrued Premium Payments up to the Second Special Payment Date). The Second Special Purchase Shares are subject to release to CORCYRA from escrow upon the satisfaction or waiver of the conditions to KPN Telecom’s obligation set forth in the Second Amended Purchase Agreement, including CORCYRA’s delivery to KPN Telecom of a U.S. bank guarantee that guarantees CORCYRA’s remaining payment obligation of the Final Closing Purchase Price (the Bank Guarantee) as soon as practicable following the Second Special Payment Date, but in any event no later than January 15, 2007. In the event CORCYRA is unable to deliver to KPN Telecom the Bank Guarantee on or before January 15, 2007, CORCYRA has agreed to pay to KPN Telecom $250,000 (the Advance), and upon receipt of such payment, KPN Telecom has agreed to release the Second Special Purchase Shares from escrow. Subject to Final Closing, KPN will credit payment by CORCYRA of the Advance toward CORCYRA’s payment of the Final Closing Purchase Price.

Pursuant to the Second Amended Purchase Agreement, KPN Telecom has agreed to sell and Purchaser has agreed to purchase KPN Telecom’s remaining 820,399 shares of common stock of EuroWeb (the Final Shares) on July 2, 2007 (the Final Closing); provided, however, that upon 14 days’ prior written notice to KPN Telecom, CORCYRA may accelerate the Final Closing Date to an earlier month-end date as specified in such notice; provided, further, that the Final Closing is subject to the satisfaction or waiver of all of the conditions to closing set forth in the Second Amended Purchase Agreement.

At the Final Closing, CORCYRA has agreed to purchase the Final Shares for an amount equal to the sum of (x) the amount listed on Exhibit 1 of the Second Amended Purchase Agreement under the caption “Base Final Closing Purchase Price” that corresponds to the date of the Final Closing plus (y) the Additional Payment (as defined below) plus (z) the Premium Payments due and payable at the Final Closing (the sum of (x), (y) and (z) being the Final Closing Purchase Price). In the event that CORCYRA pays the Advance, the Final Closing Purchase Price is subject to reduction in the amount of the Advance. Additional Payment means, if positive, the product of (a) 820,399, (b) 0.35 and (c) the difference between (I) the average closing price per share of Common Stock of EuroWeb on the Nasdaq Capital Market (as reported by the Wall Street Journal) for the 60 trading days ending on the second business day prior to the applicable Final Closing Date minus (II) $3.45.

Pursuant to Amendment No. 2 dated as of December 1, 2006 to the Escrow Agreement dated as of January 28, 2005, by and between KPN Telecom, CORCYRA and JPMorgan Chase Bank N.A. (the Escrow Agreement), as previously amended by Amendment No. 1 to the Escrow Agreement dated April 28, 2006, KPN Telecom has agreed that subject to the Second Special Closing, the Second Special Purchase Shares will be released from escrow and transferred to CORCYRA, and the Final Shares will be held in escrow until the Final Closing Purchase Price has been paid in full upon satisfaction of the closing conditions contained in the Second Amended Purchase Agreement or until the Amended Purchase Agreement is otherwise terminated in accordance with its terms.

References to, and descriptions of, the Second Amended Purchase Agreement and the Second Amended Escrow Agreement as set forth herein are qualified in their entirety by reference to the copy of the Second Amended Purchase Agreement and the Second Amended Escrow Agreement, respectively, included as Exhibits 1 and 2, respectively, to this statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 7 is hereby amended by adding the following:

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
1	Amendment No. 2 dated as of December 1, 2006 to the Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o., as previously amended by Amendment No. 1 dated April 28, 2006

2	Amendment No. 2 dated as of December 1, 2006 to the Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A., as previously amended by Amendment No. 1 (incorporated by reference to Exhibit 2 to the Stock Purchase Agreement, attached to this Schedule 13D as Exhibit 1)

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of December 1, 2006 that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.

By:	/s/ M.G. ROOVERS
Name:	M.G. Roovers
Title:	Corporate Legal Counsel

KPN TELECOM B.V.

By:	KONINKLIJKE KPN N.V.,
its sole Director

	By:	/s/ M.G. ROOVERS
	Name:	M.G. Roovers
	Title:	Corporate Legal Counsel

EXHIBIT INDEX

Exhibit Number	Description
1	Amendment No. 2 dated as of December 1, 2006 to the Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o., as previously amended by Amendment No. 1 dated April 28, 2006

2	Amendment No. 2 dated as of December 1, 2006 to the Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase Bank N.A., as previously amended by Amendment No. 1 (incorporated by reference to Exhibit 2 to the Stock Purchase Agreement, attached to this Schedule 13D as Exhibit 1)